UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris – France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alcatel-Lucent announces amendments to Alcatel-Lucent USA Inc.’s Senior Secured Credit Facilities

Paris, August 16, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) announces today that its wholly-owned subsidiary, Alcatel-Lucent USA Inc., has entered into amendments to its Senior Secured Credit Facilities (the “Facilities”) announced on January 30, 2013. The amendments have the effect of changing certain covenants governing the Facilities, lowering the interest rate on the US$1,750 million 7.25% Senior Secured Term Loan Facility due 2019 (the “Dollar tranche”) to 5.75% and lowering the interest rate on the €300 million 7.50% Senior Secured Term Loan Facility due 2019 (the “Euro tranche”) to 6.25%. As of August 16, 2013 the principal amount outstanding on the Dollar tranche is US$1,741 million and the principal amount outstanding on the Euro tranche is €298 million.

These amendments are part of the Shift Plan announced by the company in June 2013.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is at the forefront of global communications, providing products and innovations in IP and cloud networking, as well as ultra-broadband fixed and wireless access to service providers and their customers, enterprises and institutions throughout the world.

Underpinning Alcatel-Lucent in driving the industrial transformation from voice telephony to high-speed digital delivery of data, video and information is Bell Labs, an integral part of Alcatel-Lucent and one of the world’s foremost technology research institutes, responsible for countless breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent innovations have resulted in the company being recognized by Thomson Reuters as a Top 100 Global Innovator, as well as being named by MIT Technology Review as amongst 2012’s Top 50 “World’s Most Innovative Companies”. Alcatel-Lucent has also been recognized for innovation in sustainability, being ranked Technology Supersector Leader by the Dow Jones Sustainability Index in 2012 for making global communications more sustainable, affordable and accessible, all in pursuit of the company’s mission to realize the potential of a connected world.

With revenues of Euro 14.4 billion in 2012, Alcatel-Lucent is listed on the Paris and New York stock exchanges (Euronext and NYSE: ALU). The company is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS
KELVIN COTTLE	kelvin.cottle@alcatel-lucent.com	T : +33 (0)1 40 76 11 26

ALCATEL-LUCENT INVESTOR RELATIONS
FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 16, 2013	Alcatel Lucent

	By:	/s/ Paul Tufano
	Name:	Paul Tufano
	Title:	Chief Financial Officer